

August 21, 2024

Zikang Wu
Chief Executive Officer
Maywood Acquisition Corp.
Genesis Building, 5th Floor
Genesis Close
PO Box 446
Cayman Islands, KY1-1106

      Re: Maywood Acquisition Corp.
          Draft Registration Statement on Form S-1
          Submitted July 24, 2024
          CIK: 0002028355

Dear Zikang Wu:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1.   Please directly state, on the cover page, whether the redemptions will be subject to any limitations, such as the $5,000,001 net tangible asset requirement and for shareholders holding more than 15% of the shares sold in the offering. See Item 1602(a)(2) of Regulation S-K.

2.   Pursuant to Items 1602(a)(3), please disclose on the cover page of this prospectus the repayment of up to an aggregate of $300,000 in loans made to you by the sponsor to cover offering-related and organizational expenses.

3.　　　　Please revise the disclosure regarding dilution relating to the founders shares to also disclose whether the anti-dilution adjustment to the founders shares in connection with the initial business combination may result in material dilution of purchasers' equity interests. See Item 1602(a)(3) of Regulation S-K.

Summary, page 1

4.　　　　Pursuant to Item 1602(b) of Regulation S-K, registrants must provide certain material terms in the prospectus summary. Revise your disclosure to ensure the required information is provided in the appropriate section of your prospectus. For example, on pg. 55 you disclose that in connection with your initial business combination, you may issue shares to investors in private placement transactions (so-called PIPE transactions) at a price below $10.00 per share, however, this information is not in your prospectus summary. Pursuant to Item 1602(b)(5) the prospectus summary should describe any plans to seek additional financing and how terms may impact unaffiliated security holders.

5.　　　　Please disclose any circumstances under which the sponsor may forfeit shares in order to facilitate a business combination, such as in connection with a PIPE financing or earnout provision. See Item 1603(a)(6).

Competitive Strengths, page 4

6.　　　　Please expand your disclosure to clearly identify any special purpose acquisition company business combinations in which your management team has participated. For each SPAC, clearly disclose any extensions and redemption levels in connection with any extension and/or business combination. For those SPACs that have completed a de-SPAC transaction, disclose the current trading prices. See Item 1603(a)(3) of Regulation S-K.

Summary Financial Data, page 35

7.　　　　Please revise your disclosures to clarify the $360,000 over-allotment liability, including how it is calculated and why it is appropriate to include in this presentation. The same comment applies to your Dilution calculation on page 92 and your Capitalization calculation on page 94.

Dilution, page 93

8.　　　　Please revise your disclosure to clarify how you determined the 20,600,000 Class A shares included in the denominator of your Dilution calculation. In this regard, your disclosure on the cover page indicates that the offering includes 20,000,000 Class A shares.

9.　　　　Your disclosure on the cover page indicates that the units sold in connection with your IPO will include rights to receive one-tenth of one Class A ordinary share upon consummation of a Business Combination. Tell us how you considered including these shares in the denominator of your Dilution calculation.

10.　　　Tell us how you considered including the shares issuable upon exercise of your public and private placement warrants in your Dilution calculation.

11.　　　Tell us how you considered presenting your Dilution calculation with and without the effects of the underwriters exercising their option to purchase additional shares. Refer to Instruction 1 to Item 1602 (a)(4) of Regulation S-K.

12.   Please revise your disclosure to describe each material potential source of dilution, including your sponsor shares, your sponsor loan, your warrants and your rights. Describe the conversion or exercise terms and the number of shares issuable upon conversion or exercise.

Management , page 126

13.   We note your disclosure that each of Zixun Jin and Hao Tian is a director of Battery Future Acquisition Corp. and that you believe that because Battery Future Acquisition Corp. has entered into a definitive agreement for a business combination with Class Over Inc. you do not believe your officers' and directors' affiliation with such entity will represent any conflict of interest unless the definitive agreement with Class Over Inc. is terminated. Please expand your disclosure to discuss the potential conflict of interest should the definitive agreement be terminated.

14.   Describe the material roles and responsibilities of the SPAC sponsor, its affiliates, and any promoters in directing and managing the special purpose acquisition company's activities.

Principal Shareholders, page 135

15.   We note your disclosure that the sponsor non-managing members have indicated an interest to purchase an as of yet to be determined number of units in this offering at the offering price. We also note that the sponsor non-managing members may purchase a different amount for which they indicated an interest in buying. So that investors will be able to understand the minimum amount of your securities that will enter the public market through sales to the public, as opposed to the sponsor non-managing members, please disclose whether there is a ceiling on the amount that may be purchased by the sponsor non-managing members and quantify any ceiling. If there is no ceiling, disclose the potential material impact on the public investors. Additionally, please tell us whether the limited number of public investors would impact the company's eligibility to list its securities on the NYSE.

16.   Please disclose whether the sponsor non-managing members' units would be subject to a lock up agreement, including a lock up agreement with the underwriters.

    Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology

cc: Jeffrey Gallant